Exhibit 99.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the Three Months Ended March 31,
	2002	2001
	(Dollar amounts in thousands)
Income before gains (losses) on sales of investments in rental properties and minority interest in income	$22,309	$19,849
Losses from investment in Internet business	—	4,308
Minority interest not convertible into Common Stock	(170)	(163)

	$22,139	$23,994

Fixed charges:
Interest	$13,087	$12,031
Capitalized interest	3,044	3,506
Other	39	38

Fixed charges	$16,170	$15,575

Preferred stock dividends	1,142	1,142

Fixed charges and preferred stock dividends	$17,312	$16,717

Income before gains (losses) on sales of investments in rental properties and losses from investment in Internet business and minority interest in income, and fixed charges, excluding capitalized interest and preferred stock dividends	$35,265	$36,063
Divided by fixed charges	$16,170	$15,575

Ratio of earnings to fixed charges	2.2	2.3

Income before gains (losses) on sales of investments in rental properties and losses from investment in Internet business and minority interest in income, and fixed charges, excluding capitalized interest and preferred stock dividends	$35,265	$36,063
Divided by fixed charges and preferred stock dividends	$17,312	$16,717

Ratio of earnings to fixed charges and preferred stock dividends	2.0	2.2